EXHIBIT 4.87

TERM SHEET

Concluded between

DRDGOLD LIMITED
(DRDGOLD)

and

KHUMO BATHONG HOLDINGS (PTY) LIMITED
(KBH)

and

DR PASEKA NCHOLO
Acting as promoter of a BEE Consortium (the
Consortium)

RECORDALS

- DRDGOLD intends to consolidate its entire holdings in South Africa into a single holding entity (DRDGOLD SA) and wishes to pursue the social, political and economic objectives of the Mineral and Petroleum Resources Development Act (MPRDA) (read with the Mining Charter) in this entity.

- In order to achieve this, DRDGOLD has with the intention of minimising the risk of third party debt and its impact on the balance sheet of CGR *inter alia:*

  o entered into an agreement (the IDC Sale) with the Industrial Development Corporation of South Africa (IDC), in terms of which DRDGOLD, against payment of a purchase consideration equal to the value of 4,451,219 ordinary DRDGOLD shares as at the date of Closing ("the Closing Date") acquired the IDC's entire interests in and respect of:-

- loan agreements entered into between the IDC and Crown Gold Recoveries (Pty) Limited (CGR) and East Rand Proprietary Mines Limited (ERPM):

- two private companies, Business Venture Investments 750 (Pty) Ltd (BV1750) and Business Venture Investments 751 (Pty) Ltd (BVI751), (collectively referred to as the SPV's), subject to approval by the Competition Commission, these companies having been established to hold the collective security interests of the IDC and DRDGOLD toward the loan agreement obligations; and

o Subject to approval by the Competition Commission referred to in 2.1.2, DRD has agreed to acquire KBH claims in respect of shareholders loans to CGR ("the KBH shareholder loan claims") for R9,3 million, subject to certain conditions attaching to the Options, below.

- KBH has expressed an interest to acquire a 15% interest in DRDSA and a consortium led by KBH, comprising of a broad based group of Historically Disadvantaged Persons has expressed an interest to acquire a further 11 % in DRDSA.

NOW THEREFORE the Parties record their desire to enter into an agreement on the following terms:

1. **THE FIRST KBH OPTION**

   IF the IDC Sale is concluded and closes and in the event of either:-

a)   The Competition Commission notifying DRDGOLD that it does not approve the indirect 'merger' of DRDGOLD and CGR and ERPM, through the acquisition of the SPV's (who in turn and in terms of the transaction documents concluded in the IDC Sale are to acquire the entire shareholding of KBH in CGR through the realisation of a pledge in respect of the said holdings); or

b)   The conditions subject to which DRDGOLD may be called upon by KBH to acquire the KBH shareholder loan claims, are not met by the 31st of December 2005;

1.1 .   A call option shall be established in favour of KBH in terms of which it may, at its election acquire from DRDGOLD at a purchase price of an amount at least equal to the purchase consideration paid by DRDGOLD to the IDC in the IDC Sale, and reasonable holding and transaction costs, the IDC's entire former position in the SPV's and in respect of the loans;

KBH may exercise the option by giving notice to DRDGOLD of its intention to do so in writing before the following dates, or before any of the following events occur:

1.1 .1.   30 days after receipt of notice from the Competition Commission rejecting the 'merger' as aforesaid; or

1.1.2.   The nominee of KBH giving notice in writing to DRDGOLD of its intention to exercise the option to acquire at least 15% of the entire issued share capital of DRDGOLD SA in accordance with the conditions set out below; or

1.1 .3.   31 December 2005

1 .2.   The Option shall lapse if:-

1.2.1.   If it is not exercised on or before the date in 1.1.3; or

1.2.2.   if KBH or its nominee duly gives notice of its intention to exercise the Option, but fails to secure payment of the purchase consideration, and payment does not occur within [90] days after giving notice [of the intention to exercise the Option].

1.3.   Upon receipt of payment of the purchase consideration in 1.1:

1.3.1.   DRDGOLD shall, if called upon by KBH, agree to deal with KBH's shares in CGR ("the KBH shares") as follows:

1.3.1.1.   If the KBH shares are held in pledge by BV1750, to release the KBH shares to KBH or its nominee; or

1.3.1.2.   if the KBH shares shall have been transferred to BV1750, to transfer the KBH shares, against payment of their nominal value, to KBH or its nominee; and

1.3.2.   The terms and the provisions of the Intercreditor-Agreement which applied as between the IDC and DRDGOLD in respect of the Companies on the 30th of the June 2005, shall *mutatis mutandis* come into effect between KBH and DRDGOLD, KBH to assume the former position of IDC.

1.4.   The Parties record that:-

1.4.1.   DRDGOLD has agreed to, and shall be entitled to:

1.4.1.1.   upon closing of the IDC Sale in respect of the IDC Loans to CGR and ERPM,

1.4.1.2.   the Competition Commission approving the 'merger', and

1.4.1.3.   the transfer of the KBH shares to BVI750 having been effected

acquire the KBH shareholder loan claim for R9,3 million, payable in cash.

1.4.2. If KBH through the exercise of this option (the First KBH Option), restores is former position in CGR, DRDGOLD shall neither be entitled to, nor be obliged to purchase the KBH shareholder loan claim;

1.4.3. If as at the 31st of December 2005, KBH has incurred, in the opinion of the auditors of KBH, any material liability, contingent or otherwise, other than a liability pursuant to an acquisition of an asset or interest after the Closing Date, DRDGOLD shall be entitled, but not obliged, to purchase the KBH shareholder loan claim.

2. **OPTION IN FAVOUR OF KBH nominee and a KBH led BEE CONSORTIUM ("the BEE Consortium")**

If the IDC Sale closes and **UPON** the Competition Commission approving the 'merger' as aforesaid, DRDGOLD shall grant an option to the nominee of KBH to acquire 15% of the entire issued share capital of DRDGOLD SA against payment of a purchase consideration of R21.4 million (This acquisition will establish an indirect interest also in the secured debt through the SPV holdings).

2.1 . This option shall be capable of being exercised from the date on which the approval as aforesaid is received AND the DRDGOLD SA structure resembles in all material aspects the structure set out on Schedule B hereto or any similar structure, which achieves the same strategic objectives. In this regard DRDGOLD undertakes to, with reasonable expedition establish a structure as aforementioned.

2.2. The purchase consideration payable by KBH's nominee shall be vendor financed. ;

2.3. The nominee of KBH may exercise the option by giving written notice to DRDGOLD to that effect, which notice must be submitted by no later than the 30 days after the last of the conditions in 2.1 are met;

2.4.   The option shall lapse if:-

2.4.1. it is not exercised by the due date; or

2.4.2. if KBH exercises the option in paragraph 1 above.

2.5.   Provided that the option in 2.1 is duly exercised and the ensuing sale closes, DRDGOLD grants a further 3 year option (reckoned from the signature date) to the BEE Consortium, to acquire 11 % of the issued share capital of DRDGOLDSA, against payment of a cash consideration of R9.3 million.

2.6.   It is further envisaged that, upon closing of a transaction between DRDGOLD and the BEE Consortium pursuant to BEE Consortium exercising the Option in 2.5, that the DRDGOLD board shall extend a further Option, exercisable within three years and six months after the signature date on reasonable commercial terms to the BEE Consortium to acquire a further 8% of DRDGOLDSA, so that the collective holdings of KBH and the BEE Consortium shall be 34% of DRDGOLD SA.

3.   **WRITTEN AGREEMENT**

3.1.   The parties record that, whilst they acknowledge that this document is essentially an "agreement to agree", the clauses above captures the essence of their mutual understanding and intent.

3.2.   The parties accordingly express their mutual commitment to in good faith pursue the aforementioned objectives in order to reach final agreement, establish the structures that will achieve the same, and to record its terms in writing.

This done and signed at Mossel Bay on this the 6th day of July 2005

As Witnesses   For and on behalf of **DRDGOLD LIMITED**

/s/ DJ Pretorius

1. _____ _

(sgd) D J Pretorius
Group Legal Counsel

This done and signed at   on this the __ day of _____2005

As   For and on behalf of **KHUMO BATHONG**
Witnesses   **(PTY) LIMITED**

/S/ Khumo Bathong (Pty) Limited

1.   **DIRECTOR**

This done and signed at   on this the __ day of _____ 2005

As Witnesses   For and on behalf of **DR PASEKA NCHOLO**
                                                 Acting as promoter of a BEE Consortium

                                                 /S/ Dr Paseka Ncholo

1. _____ _   **DIRECTOR**